[FIRST POTOMAC REALTY TRUST LETTERHEAD]

June 27, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tom Kluck, Legal Branch Chief

Re:	First Potomac Realty Trust

Registration Statement on Form S-3

Filed June 18, 2014

Registration No. 333-196853

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the cover page of the Registration Statement on Form S-3 (File No. 333-196853) filed by First Potomac Realty Trust on June 18, 2014:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

If you have any questions or comments in connection with this delaying amendment, please contact Samantha Gallagher of Arnold & Porter LLP at (202) 942-5152. Thank you for your assistance.

Sincerely,

/s/ Andrew P. Blocher

Andrew P. Blocher

Executive Vice President and Chief Financial Officer